May 21, 2019

Paul Todd
Senior Executive Vice President and CFO
Total System Services, Inc.
One TSYS Way
Post Office Box 1755
Columbus, GA 31902

       Re: Total System Services, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-10254

Dear Mr. Todd:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibit 13.1
Results of Operations
Non-GAAP Financial Measures, page 26

1. We note that your adjusted earnings and adjusted diluted EPS measures include an adjustment for "acquisition intangible amortization." Excluding amortization of acquired intangible assets may result in non-GAAP measures that are based on individually tailored accounting principles. Please tell us how you considered Question 100.04 of the Non-
      GAAP C&DIs and why you believe these measures are useful to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Todd
Total System Services, Inc.
May 21, 2019
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Melissa Kindelan,
Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Collins, Accounting Branch Chief at
(202) 551-3499 with any other questions.



                                                         Sincerely,
FirstName LastNamePaul Todd
                                                         Division of
Corporation Finance
Comapany NameTotal System Services, Inc.
                                                         Office of Information
Technologies
May 21, 2019 Page 2                                      and Services
FirstName LastName